TERRA TECH CORP.

4700 Von Karman Ave., Suite 110

Newport Beach, California 92660

(855) 447-6967

www.terratechcorp.com

August 10, 2016

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Amanda Ravitz

Re:       Registration Statement on Form S-3 (File No. 333-210673)

Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, Terra Tech Corp. (the "Company") hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-3 be accelerated to 1:00 pm (EDT) on August 12, 2016, or as soon thereafter as is practicable.

The Company and its management are in possession of all facts relating to the Company's disclosure.  The Company and its management acknowledge that they are responsible for the accuracy and adequacy of the disclosures they have made in such Registration Statement.  The Company acknowledges to the Commission that:

(a)	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(b)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(c)	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (303) 798-5235 or Randolf W. Katz of Baker & Hostetler LLP at (714) 966-8807 with any questions regarding the foregoing.

Thank you for your ongoing courtesy in this matter.

Sincerely,

/s/ Derek Peterson

Derek Peterson

Chief Executive Officer